Sun Life Insurance and Annuity Company of New York

EBP ENDORSEMENT

I. Section 4 is revised by adding the following provision:

"Insured's Right to Discontinue Coverage. At any time, the Insured shall have the right to discontinue coverage under this Policy on his or her life by sending to the Owner a written notice of election to discontinue coverage. Upon receipt of such notice, the Owner will request a Surrender in accordance with the terms of the Policy."

II. Section 4 is revised as follows:

The second sentence of the "Owner and Beneficiary" provision is deleted and replaced by the following: "Except as provided in the "Insured's Right to Discontinue Coverage" provision, the Owner has the sole and absolute power to exercise all rights and privileges under this Policy without the consent of any other person unless You provide otherwise by written notice."

III. Section 9 is revised as follows:

The following is added as the final sentence of the Payment of Claims provision: "Due Proof of death shall include an affirmation from the Owner that the Owner had not at any time received a written notice from the Insured electing to discontinue coverage under the Policy on his life or her life."

The following is added as the final paragraph of the Policy Loan provision: "During the first five Policy Years, You are prohibited from undertaking a pattern of borrowing that is likely to require all or a substantial part of the Account Value of the Policy to be pledged as security against repayment of such loans, unless such borrowing was incurred because of an unforeseen increase in Your financial obligations."

Signed for the Company at Wellesley Hills, Massachusetts.

[Robert Salipante], President